FMI FUNDS

Dear Fellow FMI Funds Shareholders:

    For the year ended December 31, 2007, the FMI Focus Fund and FMI Provident Trust Strategy Fund are the only Funds with earned income from the following types of government securities:

	FMI Focus Fund	FMI Provident Trust Strategy Fund
Federal Home Loan Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	None	31.80%
Federal Home Loan Mortgage Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . .	None	14.84%
Federal National Mortgage Association . . . . . . . . . . . . . . . . . . . . . . . . .	None	10.83%
U.S. Treasury Bills . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	22.65%	1.80%

    For residents of Massachusetts the amount of the capital gain distributions from assets held for more than one year can be determined by multiplying the amount in Box 2a, Form 1099-DIV by:

	1-2 years	2-3 years	3-4 years	4-5 years	5-6 years	6 or more years
FMI Common Stock Fund . . . . . . . . . . .	36.89%	17.62%	38.12%	2.97%	1.34%	3.06%
FMI Focus Fund . . . . . . . . . . . . . . . . . . .	35.89%	36.24%	19.01%	6.31%	2.32%	0.23%
FMI Large Cap Fund . . . . . . . . . . . . . . .	42.71%	42.53%	5.09%	6.81%	2.86%	None

    The FMI Provident Trust Strategy Fund did not pay any capital gain distribution this year.

    This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in your state of residence, please consult your tax adviser.

DST Output Item #541138

FMI FUNDS
Tax Information Schedule

Calendar Year 2007

Fund (Symbol)	Record Date	Ex Date	Payable Date	QDI % of Dividend	QDI % of STCG	QDI % of Foreign	Non-taxable Dividend %	Return of Capital %

FMI Common Stock Fund (FMIMX)	10/29/2007	10/30/2007	10/31/2007	28.45992050	28.45992050
FMI Common Stock Fund (FMIMX)	12/27/2007	12/28/2007	12/28/2007		54.51119630
FMI Focus Fund (FMIOX)	10/29/2007	10/30/2007	10/31/2007		100.00000000
FMI Focus Fund (FMIOX)	12/27/2007	12/28/2007	12/28/2007
FMI Large Cap Fund (FMIHX)	10/29/2007	10/30/2007	10/31/2007	55.84815494	55.84815494
FMI Large Cap Fund (FMIHX)	12/27/2007	12/28/2007	12/28/2007	46.24078389	46.24078389
FMI Provident Trust Strategy Fund (FMIRX)	10/29/2007	10/30/2007	10/31/2007	100.00000000
FMI Provident Trust Strategy Fund (FMIRX)	12/27/2007	12/28/2007	12/28/2007	59.18204591

QDI = Qualifying Dividend Income
STCG= Short-Term Capital Gains